

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Mark Buckley
Chief Executive Officer
Perfect Moment Ltd.
307 Canalot Studios
222 Kensal Road
London W10 5BN United Kingdom

> **Re: Perfect Moment Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 1, 2023**
> **File No. 333-274913**

Dear Mark Buckley:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1

Key Financial Measures, page 45

1. We note your discussions on page 46 of how EBITDA, Adjusted EBITDA and Adjusted operating expenses are calculated. Please expand your disclosure to explain how management uses these measures and why you believe they provide useful information to investors regarding your performance pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

   Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Blake Baron